  Rio Tinto plc

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Media release

First quarter 2013 operations review

16 April 2013

Rio Tinto chief executive Sam Walsh said “Our operations achieved a solid performance in the first quarter, recovering rapidly from the seasonal weather disruptions. At Bingham Canyon, last week’s pit wall slide will have a significant impact on our copper production this year. A recovery plan is being implemented to minimise the economic impact. Our two major growth projects in the Pilbara and in Mongolia achieved significant milestones in the first quarter. Both of these industry leading projects remain on track for first production this year and are poised to deliver attractive returns for our shareholders in the years ahead.

“My streamlined Executive Committee structure is now in place and demanding targets for 2013, including for cash cost savings, are locked into our performance measures. We are making good progress in achieving our cost reduction targets and other priorities for 2013, and are determined in our pursuit of greater value for shareholders. ”

Highlights

		Q1 2013	vs Q1 2012	vs Q4 2012
Global iron ore shipments	mt (100% basis)	57.3	+7%	-14%
Global iron ore production	mt (100% basis)	61.2	+4%	-8%
Mined copper	kt (RT share)	150	+26%	-8%
Aluminium	kt (RT share)	907	+6%	0%
Hard coking coal	kt (RT share)	1,650	-3%	-15%
Semi-soft and thermal coal	kt (RT share)	6,092	+28%	-15%
Titanium dioxide feedstock	kt (RT share)	427	+14%	-5%

  Record first quarter iron ore production, shipment and rail volumes reflected the recent re-rating of Pilbara capacity through debottlenecking and productivity improvements with minimal capital expenditure. The Pilbara iron ore operations swiftly recovered from the cyclone season, and are now running at full capacity of 237 million tonnes per year.

  Expansion of Pilbara capacity to 290 million tonnes per year remains on budget, and on time to achieve the accelerated completion date in the third quarter of this year. The project reached a major milestone in the first quarter with the installation of the new shiploader with a nominal 55 million tonne annual capacity on the new wharf at Cape Lambert.

  Mined copper benefited from a sustained recovery in grades at Kennecott Utah Copper and Escondida since the first quarter of 2012. On 10 April 2013, the Kennecott Utah Copper mine experienced a slide along a geotechnical fault line of its north eastern wall. Waste movement associated with the Cornerstone extension has restarted but ore production remains suspended and timing to restart ore production remains under evaluation. The concentrator has been shut down while the smelter and refinery are currently operating at reduced levels. Based on an early assessment of information currently available, it is estimated that 2013 refined copper production at Kennecott Utah Copper will be approximately 100,000 tonnes less than previously anticipated.

  Commissioning of the Oyu Tolgoi copper-gold mine continued with first concentrate produced in January 2013. Commencement of commercial production remains on track by the end of June 2013, subject to the resolution of the issues being discussed with the Mongolian government.

  Year to date cash cost savings are tracking on target as the impact of headcount reductions and productivity gains are gathering pace.

All currency figures in this report are US dollars, and comments refer to Rio Tinto's share of production, unless otherwise stated.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q1 2013	vs Q1 2012	vs Q4 2012
Pilbara Blend Lump	12.0	+6%	-5%
Pilbara Blend Fines	18.2	+15%	+3%
Robe Valley Lump	1.3	-13%	-23%
Robe Valley Fines	2.7	-3%	-19%
Yandicoogina Fines (HIY)	12.2	-4%	-16%
IOC (pellets and concentrate)	2.0	+20%	-13%

Global iron ore production of 61 million tonnes (Rio Tinto share 48 million tonnes) set a new record for a first quarter. The attributable total was six per cent higher than in the same period of 2012.

Pilbara operations

The quarter was impacted by three tropical cyclones which forced shiploading to be suspended or slowed for several days on each occasion. Despite this temporary closure of the ports for shipping, the mine sites, and rail haulage from mine to port, continued to operate at close to capacity throughout the period.

Pilbara marketing

First quarter sales of 55 million tonnes (100 per cent basis) were seven per cent higher than the same period of 2012, setting a new first quarter record. Sales in Q1 2013 were lower than production due to interruptions in shipping caused by tropical cyclones in the Pilbara.

Pilbara expansion

The expansions of the Pilbara infrastructure to 290 Mt/a by third quarter of 2013 and 360 Mt/a by the first half of 2015 remain on track, with the following progress during the quarter:

  A new shiploader at Cape Lambert with a nominal 55 million tonne annual capacity was installed at the new wharf, which will eventually extend 1.4 kilometres from the shore. This new wharf comprises a two-sided berth that will provide facilities and loading for two very large ore carriers with the capacity to deliver up to 250,000 tonnes of iron ore to each.

  All major coastal infrastructure for the 290 Mt/a project is now on site and in place.

  All wharf piling for the 360 Mt/a project at Cape Lambert is complete.

  Work has commenced on the 70 kilometres of rail duplication into Cape Lambert as part of the 360 Mt/a project.

Rio Tinto’s integrated operations will be progressively updated as follows:

  237 Mt/a – current operating capacity

  290 Mt/a by the third quarter of 2013 – Cape Lambert 53 Mt/a increment

  340 Mt/a by end of 2014 – Cape Lambert 50 Mt/a increment

  360 Mt/a by H1 2015 – Cape Lambert 20 Mt/a increment

The expansion from current operating capacity to 290 Mt/a is fully approved. All capital expenditure for the port, rail and power components of the phase two expansion to 360 Mt/a has also been approved. The new mines required to grow production from 290 to 360 Mt/a are still in study, pending future investment decisions.

Iron Ore Company of Canada (IOC)

First quarter saleable production was 20 per cent higher than the same period of 2012 following the completion of the Concentrate Expansion Project (CEP1). During the first quarter of 2013 the full capacity of the CEP1 expansion was successfully demonstrated, leading to a 4 Mt/a step change in annualised production capacity.

2013 production guidance

2013 production guidance is unchanged at approximately 265 million tonnes (100 per cent basis) from global operations in Australia and Canada, subject to weather constraints.

COPPER

Rio Tinto share of production

	Q1 2013	vs Q1 2012	vs Q4 2012
Ken necott Utah Copper
Mined copper (000 tonnes)	48.2	+55%	-19%
Refined copper (000 tonnes)	50.4	+24%	-16%
Molybdenum (000 tonnes)	1.8	-43%	+63%
Mined gold (000 ozs)	46	-14%	-5%
Refined gold (000 ozs)	60	-40%	-23%
Escondida
Mined copper (000 tonnes)	85.6	+24%	-1%
Refined copper (000 tonnes)	22.6	-9%	+6%
Northparkes
Mined copper (000 tonnes)	10.6	+2%	-1%
Palabora
Mined copper (000 tonnes)	5.8	-36%	-17%
Refined copper (000 tonnes)	7.5	-14%	+48%

Kennecott Utah Copper

Production of copper contained in concentrates improved significantly on the same quarter of 2012, reflecting higher grades. The decline in production from the fourth quarter was also mainly grade- related and was partly offset by higher throughput. Gold in concentrates was slightly lower than previous quarters due to lower grades.

On 10 April 2013 Kennecott Utah Copper’s Bingham Canyon Mine experienced a slide estimated to be in excess of 150 million tonnes of material along a geotechnical fault-line of its north-eastern wall. No injuries were sustained as a result of the slide. The slide was contained on Kennecott’s property, without impact to local communities.

Movement on the north-eastern wall accelerated in recent weeks and pre-emptive measures were taken to relocate equipment, infrastructure and roads prior to the slide. However, the mine did experience some damage to equipment including three of the existing 13 shovels, 14 of the existing 100 haul truck fleet and other ancillary equipment. The extent of the damage and recoverability of the equipment is being assessed.

Waste movement associated with the Cornerstone extension has restarted but ore production remains suspended. The concentrator has been shut down while the smelter and refinery are operating at reduced levels.

The single mine access ramp for heavy equipment was damaged and is not usable in the area of the slide. Options are being evaluated to continue mining ore from lower sections of the pit in addition to existing stockpiles. Timing to restart ore production remains under evaluation.

Based on an early assessment of information currently available, it is estimated that 2013 mined and refined copper production at Kennecott Utah Copper will be less than previously anticipated by approximately 125,000 tonnes and 100,000 tonnes, respectively.

Escondida

Mined copper production increased 24 per cent on the first quarter of 2012. This increase was driven by higher ore grades, an improvement in crushing and conveying systems and the completion of the relocation of the in-pit crusher move which took place in the first quarter of 2012.

Oyu Tolgoi / Turquoise Hill Resources

First concentrate at the Oyu Tolgoi copper-gold project was produced on 31 January 2013 and commencement of commercial production is expected by the end of June 2013, subject to the resolution of the issues being discussed with the Mongolian government.

Grasberg

Based on the January 2013 Freeport estimates, 2013 production from Grasberg is not expected to exceed the metal attributable to Rio Tinto’s joint venture partner, because of planned mine sequencing in areas with lower metal grades. Accordingly, Rio Tinto’s share of joint venture production is expected to be zero for the year.

Northparkes

First quarter production was two per cent higher than the same quarter of 2012, reflecting higher throughput.

Palabora

Mined copper production was significantly lower than the first quarter of 2012 due, in part, to the south winder bearing failure and illegal industrial action at the underground mine, both of which were resolved in Q1 2013. Lower ore grades were also a contributor, consistent with expectations as the current lift 1 operations draw to an end in 2015.

The previously announced sale of Rio Tinto’s 57.7 per cent interest in Palabora remains subject to customary regulatory approvals in South Africa and China and is expected to complete in the first half of 2013.

2013 production guidance

Rio Tinto’s forecast copper production is currently being re-assessed following the slide at Bingham Canyon. Based on an early assessment of information currently available, it is estimated that 2013 mined and refined copper production at Kennecott Utah Copper will be less than previously anticipated by approximately 125,000 tonnes and 100,000 tonnes, respectively. As a result, Rio Tinto share of mined and refined copper production in 2013 is expected to be approximately 540,000 tonnes and 205,000 tonnes, respectively.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q1 2013	vs Q1 2012	vs Q4 2012
Bauxite
Rio Tinto Alcan	7,644	+10%	-12%
Pacific Aluminium	1,918	+3%	-7%
Alumina
Rio Tinto Alcan	1,587	0%	-18%
Pacific Aluminium / Other	599	-10%	-12%
Aluminium
Rio Tinto Alcan	594	+14%	+1%
Pacific Aluminium / Other	313	-6%	-2%

Bauxite and alumina

Rio Tinto Alcan’s bauxite production was ten per cent higher than the same quarter of 2012, driven by higher volumes at Weipa in line with increased bauxite requirements from the expanded Yarwun refinery and increased third party demand. When compared with the fourth quarter of 2012, production was down by twelve per cent due to weather events in Queensland.

Rio Tinto Alcan’s alumina production was flat compared with the same quarter of 2012 with greater alumina refining capacity at Yarwun offsetting the impact of ex-tropical cyclone Oswald at both refineries in Queensland. This inclement weather led to an 18 per cent drop in volumes compared with the fourth quarter of 2012. Both refineries recovered from the weather disruption, reaching close to planned capacity by the end of the quarter.

During the quarter, Rio Tinto announced that Pacific Aluminium’s Gove alumina refinery would continue operating as planning, approvals and delivery of the gas to Gove project progresses. This decision followed a commitment from the Northern Territory Government to release a portion of its contracted gas for on-sale to Gove. A number of important steps remain to deliver gas to Gove.

Pacific Aluminium’s alumina production was ten per cent lower than the same quarter of 2012. This followed the shutdown of one of three digestion stages at Gove in late February after inspections identified concerns about the weld integrity on some heat exchangers. These will be refurbished or replaced to bring the digestion stage back on line by the end of the fourth quarter. The temporary shutdown is expected to reduce full year alumina production by 700,000 tonnes compared with 2012. Pacific Aluminium’s full year bauxite production is expected to be in line with 2012: bauxite exports will be increased to help offset the financial impact of reduced alumina production.

Aluminium

Rio Tinto Alcan’s aluminium production was 14 per cent higher than the same quarter of 2012, reflecting the resolution of the lockout at Alma and the power outage at Shawinigan. Production at Alma continued to ramp up and the smelter operated at close to capacity throughout the quarter.

2013 production guidance

In 2013, Rio Tinto Alcan’s share of bauxite, alumina and aluminium production is expected to be 33 million tonnes, 7.8 million tonnes and 2.5 million tonnes, respectively. These numbers exclude Pacific Aluminium and Other aluminium assets that have been identified for divestment or closure.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q1 2013	vs Q1 2012	vs Q4 2012
Rio Tinto Coal Australia
Hard coking coal	1,539	-10%	-16%
Semi-soft coking coal	1,039	+72%	+8%
Thermal coal	4,943	+19%	-18%
Rio Tinto Coal Mozambique
Hard coking coal	111	na	+11%
Thermal coal	109	na	-32%

Hard coking coal production in Australia was ten per cent lower than the first quarter of 2012. Coal production at Hail Creek was impacted by lower than expected overburden removal during 2012, as well as wet weather. A planned shutdown of the Kestrel Mine Coal Handling Preparation Plant was undertaken during March for upgrade works as part of the Kestrel Mine Extension project.

Semi-soft production was 72 per cent higher than the first quarter of 2012, as operations in the Hunter Valley changed their production profile to take advantage of the stronger short term market for alternate product to hard coking coal due to wet weather in Queensland.

Australian thermal coal production increased by 19 per cent compared with the first quarter of 2012. This was driven by an 80 per cent rise in production at Clermont as well as increased production at sites in the Hunter Valley following brownfield expansions and ongoing work to improve the efficiency of operations.

First quarter production in Mozambique was impacted by heavy rain in January and February, with force majeure called for two weeks in late February due to the closure of the rail system.

Uranium

Rio Tinto share of production (000 lbs)

	Q1 2013	vs Q1 2012	vs Q4 2012
Energy Resources of Australia	1,351	+49%	-27%
Rössing	983	-9%	-3%

Uranium oxide production at ERA benefited from milling higher grade ore which had been stockpiled prior to the completion of Pit 3 in late 2012. ERA will continue to feed the mill from stockpiles, with the continued milling of higher grade ore in the second quarter reducing to average stockpile grades in the second half of the year.

First quarter production at Rössing was nine per cent lower than same period of 2012 as a result of reduced mill throughput and lower mill head grades.

2013 production guidance

In 2013, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 8.5 million tonnes, 4 million tonnes and 21 million tonnes, respectively. Rio Tinto’s share of uranium production in 2013 is expected to be 9.0 million pounds.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q1 2013	vs Q1 2012	vs Q4 2012
Diamonds (000 carats)
Argyle	1,990	-15%	-1%
Diavik	1,167	+21%	+2%
Minerals (000 tonnes)
Borates – B2O3 content	111	-7%	+11%
Titanium dioxide feedstock	427	+14%	-5%
Salt (000 tonnes)	1,585	+9%	-6%

At Argyle, carats recovered were 15 per cent lower than the first quarter of 2012 reflecting lower plant availability. The Underground Project progressed well during the quarter with the first crusher and associated ore delivery system and one third of the production drives now in operation.

Carats recovered at Diavik were 21 per cent higher than the same quarter of 2012 despite a five per cent reduction in ore processed, due to higher grades from the underground mine.

Borates production was lower than the same quarter of 2012 in response to current market conditions but increased 11 per cent on the fourth quarter, ahead of the start of the second quarter shipping season, and a planned maintenance shutdown in April.

During the quarter, Rio Tinto Minerals formally launched its Asia Technology Centre to serve the growing market for borates in Asia. This provides important internal capabilities in glass and ceramics, metals and advanced materials, and agriculture and specialty chemicals to support research and development expansion in Asia.

Higher titanium dioxide feedstock volumes were produced compared with the first quarter of 2012 reflecting the doubling of the Group’s interest in Richards Bay Minerals (RBM). The decline from the fourth quarter reflected adverse winter temperatures on the RTFT furnaces, partially offset by increased volumes at RBM as production ramped up following a furnace rebuild in 2012.

In response to current demand conditions and in order to reduce operating costs, RBM has placed its zircon and rutile processing operations on care and maintenance, while maintaining production at the core ilmenite mining and smelting operations. In addition, RTFT has taken its upgraded slag (UGS) production facility offline.

Seasonal wet weather had less of an impact on salt production compared with the same quarter of 2012 but led to an overall reduction compared with the fourth quarter of 2012.

2013 production guidance

In 2013, Rio Tinto’s share of production is expected to be as follows:

  Borates – 0.5 million tonnes boric oxide equivalent.

  Titanium dioxide feedstocks – 1.7 million tonnes

  Diamonds – 14.8 million carats

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2013 was $257 million compared with $531 million in the same period of 2012. Of this 2013 expenditure, approximately 27 per cent was incurred by the Copper Group, 21 per cent by Iron Ore, 19 per cent by Energy, 8 per cent by Diamonds and Minerals (which now includes the Simandou project), 1 per cent by Rio Tinto Alcan and the balance was incurred by Central Exploration. There were no significant divestments of central exploration properties in the first quarter of 2013 and 2012.

Exploration highlights

Drilling programmes to define additional resources continued at two projects in the orbit of the Amargosa bauxite resource in Brazil and reconnaissance drilling was commenced at a third prospect with encouraging initial results. In Laos drilling to define bauxite resources continued at the Sanxai project.

On the Saskatchewan Potash project in Canada, a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron, results for well SASP0016, sited on the northern JV permits, show a high- grade upper potash unit and a thickened lower potash unit. Processing of the 2012 3D seismic survey is ongoing

At Rössing (Namibia) the third phase of drilling at the Z20 uranium project continued.

In the Bowen Basin (Queensland, Australia), work continued on resource models to support Order of Magnitude studies at Mt Robert and Elphinstone, located near Hail Creek.

At Tamarack (USA) a major winter drilling programme was successfully completed with significant zones of nickel sulphide mineralisation intersected across the project area, including extensions to previously known mineralisation.

In South Australia RTX partners, Tasman Resources reported anomalous copper intercepts within Olympic Dam-style lithologies and alteration in two of the four holes drilled at the Vulcan project in 2012. The first of five hole follow-up drilling programme was commenced.

Drilling in Chile at Olimpo, near the Collahuasi copper operation, intersected minor copper mineralisation but has provided geochemical vectors to guide future drilling,

In Uzbekistan, a licence was formally awarded to Rio Tinto and partners over the Gava copper project.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil	Amargosa orbit, Brazil	Australia, Brazil, Laos
Copper	Copper/molybdenum: Resolution, US. Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Nickel/copper: Eagle, US	Nickel: Tamarack, US.	Copper: Australia, Chile, Kazakhstan, Uzbekistan, Peru, Russia, US, Zambia, Mongolia, Papua New Guinea Nickel: Canada.
Diamonds & Minerals	Diamonds: Bunder, India Lithium borates: Jadar, Serbia		Diamonds: Canada, Democratic Republic of Congo, India Potash: Canada
Energy	Coal: Rio Tinto Coal Mozambique	Coal: Bowen Basin, Australia Uranium: Canada	Coal: Mozambique. Uranium: Canada, Namibia, Australia
Iron Ore	Simandou, Guinea Pilbara, Australia	Pilbara, Australia.	Canada, Botswana

Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas

Illtud Harri

Office: +44 (0) 20 7781 1152

Mobile: +44 (0) 7920 503 600

David Outhwaite

Office: +44 (0) 20 7781 1623

Mobile: +44 (0) 7787 597 493

Christina Mills

Office:  +44 (0) 20 7781 1154

Mobile: +44 (0) 7825 275 605

Investor Relations, EMEA

Mark Shannon

Office:  +44 (0) 20 7781 1178

Mobile: +44 (0) 7917 576597

David Ovington

Office:  +44 (0) 20 7781 2051

Mobile: +44 (0) 7920 010 978

Andrew Field

Office:  +44 (0) 20 7781 2054

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Media Relations, Australia / Asia David Luff Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 419 850 205 Bruce Tobin Office: +61 (0) 3 9283 3612 Mobile: +61 (0) 419 103 454	Investor Relations, Australia / Asia Christopher Maitland Office: +61 (0) 3 9283 3063 Mobile: +61 (0) 459 800 131 Rachel Storrs Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 417 401 018
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Rio Tinto production summary

Rio Tinto share of production

Principal Commodities		Quarter			Year	% Change
		2012 Q1	2012 Q4	2013 Q1	2012	Q1 13 vs Q1 12	Q1 13 vs Q4 12

Alumina	('000 t)	2,260	2,617	2,186	9,710	-3%	-16%
Aluminium	('000 t)	854	906	907	3,456	6%	0%
Bauxite	('000 t)	8,841	10,731	9,562	39,363	8%	-11%
Borates	('000 t)	119	100	111	453	-7%	11%
Coal - hard coking	('000 t)	1,703	1,932	1,650	8,044	-3%	-15%
Coal - semi-soft coking	('000 t)	606	963	1,039	3,286	72%	8%
Coal - thermal	('000 t)	4,139	6,222	5,052	20,648	22%	-19%
Copper - mined	('000 t)	119.5	163.9	150.3	548.8	26%	-8%
Copper - refined	('000 t)	74.1	86.2	80.5	279.3	9%	-7%
Diamonds	('000 cts)	3,359	3,248	3,236	13,122	-4%	0%
Iron ore	('000 t)	45,643	51,967	48,250	198,869	6%	-7%
Titanium dioxide feedstock	('000 t)	374	450	427	1,594	14%	-5%
Uranium	('000 lbs)	1,986	2,853	2,334	9,760	18%	-18%
Other Metals & Minerals
Gold - mined	('000 oz)	78	73	69	294	-12%	-5%
Gold - refined	('000 oz)	100	78	60	279	-40%	-23%
Molybdenum	('000 t)	3.1	1.1	1.8	9.4	-43%	63%
Salt	('000 t)	1,460	1,678	1,585	6,833	9%	-6%
Silver - mined	('000 oz)	935	998	1,061	3,657	14%	6%
Silver - refined	('000 oz)	817	810	672	2,451	-18%	-17%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year figures.

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
ALUMINA
Production ('000 tonnes)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	348	342	344	363	362	1,397
Queensland Alumina	80%	766	762	712	714	593	2,954
São Luis (Alumar)	10%	87	86	86	82	83	341
Yarwun	100%	364	331	730	750	523	2,175
Specialty alumina plant	100%	27	22	26	25	25	101
Rio Tinto Alcan total		1,592	1,544	1,898	1,934	1,587	6,968
Pacific Aluminium - Gove	100%	668	668	723	683	599	2,742
Rio Tinto total alumina production		2,260	2,212	2,622	2,617	2,186	9,710
ALUMINIUM
Production ('000 tonnes)
Rio Tinto Alcan
Cameroon - Alucam (Edéa)	47%	5	5	8	7	5	24
Canada - six wholly owned	100%	252	261	272	318	329	1,103
Canada - Alouette (Sept-Îles)	40%	60	60	58	59	59	237
Canada - Bécancour	25%	27	27	28	27	27	107
France - two wholly owned	100%	89	88	85	87	85	349
Iceland - ISAL (Reykjavik)	100%	47	48	47	48	49	190
Norway - SØRAL (Husnes)	50%	11	11	12	12	11	46
Oman - Sohar	20%	18	18	18	18	18	72
UK - Lochaber	100%	12	11	11	11	12	45
Rio Tinto Alcan total		520	528	538	587	594	2,174
Pacific Aluminium - four smelters		268	262	266	267	262	1,063
Other Aluminium - two smelters	100%	66	51	51	52	52	220
Rio Tinto total aluminium production		854	841	855	906	907	3,456
BAUXITE
Production ('000 tonnes) (a)
Rio Tinto Alcan
Porto Trombetas	12%	431	457	492	481	384	1,861
Sangaredi	(b)	1,573	1,472	1,592	1,663	1,477	6,301
Weipa	100%	4,974	5,586	6,179	6,518	5,783	23,257
Total Rio Tinto Alcan		6,978	7,515	8,263	8,662	7,644	31,419
Pacific Aluminium - Gove	100%	1,862	1,927	2,086	2,068	1,918	7,944
Rio Tinto total bauxite production		8,841	9,442	10,350	10,731	9,562	39,363

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	119	126	109	100	111	453
COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes) Hail Creek Coal	82%	1,403	1,211	1,679	1,588	1,217	5,882
Kestrel Coal	80%	300	790	641	244	321	1,974
Total Rio Tinto Coal Australia hard coking coal		1,703	2,001	2,320	1,832	1,539	7,857
Rio Tinto Coal Mozambique
Benga (c)	65%	-	-	87	100	111	188
Rio Tinto total hard coking coal production		1,703	2,001	2,407	1,932	1,650	8,044
COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes) Hunter Valley	80%	374	605	255	461	651	1,695
Mount Thorley	64%	150	291	230	344	271	1,014
Warkworth	44%	82	107	230	158	117	576
Rio Tinto total semi-soft coking coal production		606	1,003	714	963	1,039	3,286
COAL - thermal
Rio Tinto Coal Australia ('000 tonnes) Bengalla	32%	450	608	529	662	565	2,248
Blair Athol Coal (d)	71%	375	366	606	497	-	1,843
Clermont	50%	629	910	1,148	1,416	1,130	4,103
Hunter Valley	80%	1,679	1,815	1,981	2,395	1,893	7,869
Kestrel Coal	80%	42	93	79	67	169	280
Mount Thorley	64%	343	429	406	420	483	1,598
Warkworth	44%	623	552	653	607	704	2,435
Total Rio Tinto Coal Australia thermal coal		4,139	4,773	5,402	6,063	4,943	20,376
Rio Tinto Coal Mozambique
Benga (c)	65%	-	-	112	160	109	272
Rio Tinto total thermal coal production		4,139	4,773	5,514	6,222	5,052	20,648

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
COPPER
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	31.1	29.9	42.9	59.3	48.2	163.2
Escondida	30%	68.9	83.3	75.2	86.8	85.6	314.2
Grasberg - Joint Venture (e)	40%	0.0	0.0	0.0	0.0	0.1	0.0
Northparkes	80%	10.4	11.2	10.7	10.8	10.6	43.1
Palabora (f)	58%	9.1	9.0	3.2	7.0	5.8	28.3
Rio Tinto total mine production		119.5	133.5	132.0	163.9	150.3	548.8
Refined production ('000 tonnes)
Escondida	30%	24.7	25.4	21.7	21.3	22.6	93.1
Kennecott Utah Copper	100%	40.7	16.8	45.3	59.9	50.4	162.7
Palabora (f)	58%	8.7	7.1	2.7	5.1	7.5	23.6
Rio Tinto total refined production		74.1	49.3	69.7	86.2	80.5	279.3
DIAMONDS
Production ('000 carats)
Argyle	100%	2,329	1,677	2,454	2,010	1,990	8,471
Diavik	60%	963	1,075	1,160	1,141	1,167	4,338
Murowa	78%	66	56	92	98	79	313
Rio Tinto total diamond production		3,359	2,808	3,706	3,248	3,236	13,122
GOLD
Mine production ('000 ounces) (a)
Barneys Canyon	100%	0.0	0.4	0.0	0.8	0.0	1.2
Bingham Canyon	100%	54	50	48	48	46	200
Escondida	30%	8	8	6	7	7	29
Grasberg - Joint Venture (e)	40%	0	0	0	0	0	0
Northparkes	80%	15	15	14	14	14	58
Palabora (f)	58%	1.8	1.6	0.6	2.2	1.6	6.3
Rio Tinto total mine production		78	75	68	73	69	294
Refined production ('000 ounces)
Kennecott Utah Copper	100%	100	55	46	78	60	279

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
IRON ORE
Production ('000 tonnes) (a)
Hamersley - six wholly owned mines	100%	28,638	31,138	33,832	33,022	30,774	126,630
Hamersley - Channar	60%	1,592	1,809	1,334	1,833	1,743	6,568
Hamersley - Eastern Range	(g)	2,155	2,427	2,297	2,424	2,508	9,303
Hope Downs	50%	4,048	3,641	4,024	3,683	3,869	15,396
Iron Ore Company of Canada	59%	1,672	1,928	2,370	2,298	2,009	8,267
Robe River	53%	7,539	7,688	8,771	8,707	7,347	32,705
Rio Tinto total iron ore production		45,643	48,631	52,628	51,967	48,250	198,869
Breakdown:
Pilbara Blend Lump		11,299	12,589	12,459	12,580	11,997	48,927
Pilbara Blend Fines		15,852	17,529	18,763	17,717	18,181	69,861
Robe Valley Lump		1,439	1,140	1,390	1,620	1,252	5,589
Robe Valley Fines		2,754	2,376	3,122	3,280	2,661	11,532
Yandicoogina Fines (HIY)		12,628	13,069	14,524	14,472	12,150	54,693
IOC Concentrate		306	506	922	844	797	2,578
IOC Pellets		1,366	1,422	1,448	1,453	1,212	5,689
MOLYBDENUM
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	3.1	2.6	2.5	1.1	1.8	9.4
SALT
Production ('000 tonnes)
Dampier Salt	68%	1,460	1,859	1,836	1,678	1,585	6,833
SILVER
Mine production ('000 ounces) (a)
Bingham Canyon	100%	517	443	502	624	663	2,086
Escondida	30%	287	292	221	251	261	1,050
Grasberg - Joint Venture (e)	40%	0	0	0	0	0	0
Others	-	131	142	124	123	136	521
Rio Tinto total mine production		935	877	847	998	1,061	3,657
Refined production ('000 ounces)
Kennecott Utah Copper	100%	817	467	357	810	672	2,451
TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium (h)	100%	374	370	401	450	427	1,594

Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia	68%	908	952	1,980	1,840	1,351	5,679
Rössing	69%	1,078	858	1,132	1,013	983	4,081
Rio Tinto total uranium production		1,986	1,810	3,112	2,853	2,334	9,760

Production data notes:

(a)  Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.

(b)  Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(c)  Benga moved to commercial production during the third quarter of 2012.

(d)  Blair Athol closed in the last quarter of 2012.

(e)  Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 1Q 2013 production from Grasberg did not exceed the gold and silver attributable to PT Freeport Indonesia per the joint venture agreement for the quarter. Accordingly, Rio Tinto's share of joint venture gold and silver production was zero for 1Q 2013.

(f)    In December 2012, Rio Tinto announced that it had signed a binding agreement to sell its 57.7% effective interest in the Palabora Mining Company.

(g)  Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(h)  Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals (RBM). Rio Tinto's share of RBM production reflects increased ownership from 37% to 74% in early September 2012.

The Rio Tinto percentage shown above is at 31 March 2013.

Rio Tinto's interests in the Beyrède, Gardanne, La Bâthie and Teutschenthal specialty alumina plants and Borax Argentina were sold in 2012. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	1Q 2012	2Q 2012	3Q 2012	4Q 2012	1Q 2013	Year 2012

ALUMINIUM
Rio Tinto Alcan - Bauxite
Bauxite production ('000 tonnes)
Australia
Weipa mine - Queensland	100.0%	4,974	5,586	6,179	6,518	5,783	23,257
Brazil
Porto Trombetas (MRN) mine	12.0%	3,592	3,807	4,104	4,010	3,198	15,512
Guinea
Sangaredi mine (a)	23.0%	3,497	3,272	3,537	3,696	3,282	14,001

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments ('000 tonnes)		7,268	7,302	8,545	8,296	7,657	31,411
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto Alcan - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	957	952	891	893	741	3,693
Yarwun refinery - Queensland	100.0%	364	331	730	750	523	2,175
Brazil
São Luis (Alumar) refinery	10.0%	869	860	860	820	833	3,409
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	348	342	344	363	362	1,397
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Rio Tinto percentage interest shown above is at 31 March 2013. The data represent production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
ALUMINIUM (continued)
Rio Tinto Alcan - Specialty Alumina
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) refinery - Quebec	100.0%	27	22	26	25	25	101
Rio Tinto Alcan - Primary Aluminium
Primary aluminium production ('000 tonnes)
Cameroon
Alucam (Edéa) smelter	46.7%	10	10	16	16	11	52
Canada
Alma smelter - Quebec	100.0%	37	36	44	90	106	208
Alouette (Sept-Îles) smelter - Quebec	40.0%	149	149	146	149	146	593
Arvida smelter - Quebec	100.0%	44	44	44	44	43	177
Bécancour smelter - Quebec	25.1%	106	106	110	106	107	429
Grande-Baie smelter - Quebec	100.0%	56	56	56	56	55	223
Kitimat smelter - British Columbia	100.0%	45	45	46	46	45	182
Laterrière smelter - Quebec	100.0%	58	59	58	58	56	233
Shawinigan smelter - Quebec	100.0%	12	22	24	23	23	81
France Dunkerque smelter	100.0%	64	63	64	65	64	256
Saint-Jean-de-Maurienne smelter	100.0%	25	24	21	22	22	93
Iceland ISAL (Reykjavik) smelter	100.0%	47	48	47	48	49	190
Norway
SØRAL (Husnes) smelter	50.0%	23	23	23	23	22	92
Oman
Sohar smelter	20.0%	92	90	88	90	89	360
United Kingdom
Lochaber smelter	100.0%	12	11	11	11	12	45
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales ('000 tonnes)		624	629	623	696	657	2,572

Rio Tinto percentage interest shown above is at 31 March 2013. The data represent production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2012	2Q 2012	3Q 2012	4Q 2012	1Q 2013	Year 2012
ALUMINIUM (continued)
Pacific Aluminium - Bauxite
Bauxite production ('000 tonnes)
Australia Gove mine - Northern Territory	100.0%	1,862	1,927	2,086	2,068	1,918	7,944
Pacific Aluminium - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory	100.0%	668	668	723	683	599	2,742
Pacific Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	46	46	47	47	46	185
Boyne Island smelter - Queensland	59.4%	141	141	144	143	139	569
Tomago smelter - New South Wales	51.6%	135	136	137	137	133	546
New Zealand
Tiwai Point smelter	79.4%	86	79	79	80	82	325
Other Aluminium - Specialty Alumina
Specialty alumina production ('000 tonnes)
France Beyrède plant (a)	0.0%	6	7	3	-	-	16
Gardanne plant (a)	0.0%	113	126	45	-	-	284
La Bâthie plant (a)	0.0%	6	6	3	-	-	15
Germany
Teutschenthal plant (a)	0.0%	6	7	3	-	-	16
Other Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
United Kingdom Lynemouth smelter (b)	100.0%	15	-	-	-	-	15
USA
Sebree smelter - Kentucky (c)	100.0%	51	51	51	52	52	205

(a) Rio Tinto sold its interest in these specialty alumina assets with an effective date of 1 August 2012. Production is shown up to that date.

(b) Rio Tinto closed the Lynemouth aluminium smelter on 29 March 2012.

(c) Rio Tinto's interest in Sebree was transferred out of Rio Tinto Alcan in late 2011, while the company investigates divestment options.

Rio Tinto percentage interest shown above is at 31 March 2013. The data represent production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
BORATES
Rio Tinto Minerals - borates	100.0%
US and Argentina
Borates ('000 tonnes) (a) (b)		120	132	111	100	111	463

(a) Production is expressed as B2O3 content.

(b) Rio Tinto sold its interest in Borax Argentina with an effective date of 21 Aug 2012. Production is included up to that date.

COAL Rio Tinto Coal Australia Bengalla mine New South Wales	32.0%
Thermal coal ('000 tonnes)		1,407	1,899	1,652	2,068	1,765	7,026
Blair Athol Coal mine (a)	71.2%
Queensland
Thermal coal ('000 tonnes)		526	513	851	697	-	2,587
Clermont Coal mine	50.1%
Queensland
Thermal coal ('000 tonnes)		1,255	1,817	2,292	2,826	2,256	8,189
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,711	1,477	2,048	1,937	1,485	7,174
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		468	757	318	576	814	2,119
Thermal coal ('000 tonnes)		2,098	2,268	2,476	2,993	2,366	9,836
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		375	987	801	304	402	2,468
Thermal coal ('000 tonnes)		52	116	99	83	211	350
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		234	454	358	537	424	1,584
Thermal coal ('000 tonnes)		535	671	635	657	754	2,497

Rio Tinto percentage interest shown above is at 31 March 2013. The data represent production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
COAL (continued)
Warkworth mine	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		184	241	518	355	263	1,296
Thermal coal ('000 tonnes)		1,402	1,242	1,469	1,365	1,583	5,477
Total hard coking coal production ('000 tonnes)		2,087	2,464	2,849	2,242	1,886	9,642
Total semi-soft coking coal production ('000 tonnes)		886	1,452	1,194	1,468	1,501	5,000
Total thermal coal production ('000 tonnes)		7,275	8,526	9,473	10,689	8,936	35,963
Total coal production ('000 tonnes)		10,247	12,443	13,516	14,399	12,323	50,605
Total coal sales ('000 tonnes)		10,140	11,857	13,296	14,757	12,259	50,050
Rio Tinto Coal Australia share
Share of hard coking coal sales ('000 tonnes) (b)		2,006	1,926	2,436	1,841	1,535	8,210
Share of semi-soft coal sales ('000 tonnes) (c)		597	946	769	882	1,115	3,194
Share of thermal coal sales ('000 tonnes) (c)		3,897	4,428	5,193	6,236	4,931	19,754

(a) Blair Athol closed in the last quarter of 2012.

(b) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard coking coal sales.

(c) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	65.0%
Hard coking coal production ('000 tonnes)		-	-	134	154	171	289
Thermal coal production ('000 tonnes)		-	-	173	246	168	419
(a) Benga moved to commercial production during the third quarter of 2012.
Rio Tinto percentage interest shown above is at 31 March 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2012	2Q 2012	3Q 2012	4Q 2012	1Q 2013	Year 2012

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		16,449	18,640	16,850	18,796	18,964	70,736
Average copper grade (%)		1.14	1.36	1.34	1.39	1.44	1.31
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		153.1	211.7	185.2	216.6	229.3	766.6
Contained gold ('000 ounces)		26	26	21	24	24	98
Contained silver ('000 ounces)		955	972	738	836	870	3,501
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		76.6	66.2	65.4	72.7	55.9	280.8
Refined production from leach plants:
Copper cathode production ('000 tonnes)		82.4	84.7	72.3	70.9	75.3	310.3
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		10,443	16,337	17,175	16,424	18,695	60,379
Average mill head grades:
Copper (%)		0.64	0.57	0.63	0.66	0.67	0.62
Gold (g/t)		0.84	0.58	0.46	0.59	0.50	0.59
Silver (g/t)		2.21	1.57	1.81	2.43	2.26	1.98
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		58.0	81.2	93.7	94.1	104.3	326.9
Gold in concentrates ('000 ounces)		236	238	187	227	212	888
Silver in concentrates ('000 ounces)		524	579	624	865	759	2,591
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		61.6	82.8	88.8	92.3	96.6	325.6
Gold in concentrates ('000 ounces)		271	247	178	224	209	919
Silver in concentrates ('000 ounces)		456	476	469	670	576	2,071

(a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 1Q 2013 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 1Q 2013 until the release of its 2013 first-quarter results on 18 April 2013.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 March 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.0	0.4	0.0	0.8	0.0	1.2
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,843	11,020	10,268	11,001	11,733	44,131
Average ore grade:
Copper (%)		0.32	0.32	0.47	0.60	0.47	0.42
Gold (g/t)		0.22	0.20	0.20	0.19	0.18	0.20
Silver (g/t)		2.34	1.94	2.12	2.34	2.42	2.19
Molybdenum (%)		0.046	0.046	0.039	0.027	0.033	0.040
Copper concentrates produced ('000 tonnes)		152	144	190	267	223	753
Average concentrate grade (% Cu)		20.2	20.7	22.5	22.1	21.7	21.6
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		31.1	29.9	42.9	59.3	48.2	163.2
Gold ('000 ounces)		54	50	48	48	46	200
Silver ('000 ounces)		517	443	502	624	663	2,086
Molybdenum concentrates produced ('000 tonnes):		6.0	5.1	5.0	2.2	3.5	18.2
Molybdenum in concentrates ('000 tonnes)		3.1	2.6	2.5	1.1	1.8	9.4

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b) Includes a small amount of copper in precipitates.

Rio Tinto percentage interest shown above is at 31 March 2013. The data represent production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
COPPER & GOLD (continued)
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		188	130	227	285	245	830
Copper anodes produced ('000 tonnes) (a)		40.0	9.3	55.1	63.3	50.6	167.7
Production of refined metal:
Copper ('000 tonnes)		40.7	16.8	45.3	59.9	50.4	162.7
Gold ('000 ounces) (b)		100	55	46	78	60	279
Silver ('000 ounces) (b) (a)New metal excluding recycled material. (b)Includes gold and silver in intermediate products.		817	467	357	810	672	2,451

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,352	1,438	1,468	1,393	1,419	5,651
Average ore grade:
Copper (%)		1.08	1.09	1.04	1.09	1.06	1.07
Gold (g/t)		0.57	0.53	0.50	0.52	0.49	0.53
Copper concentrates produced ('000 tonnes)		37.9	40.0	38.8	39.1	39.7	155.8
Contained copper in concentrates:
Saleable production ('000 tonnes)		13.0	14.0	13.4	13.5	13.3	53.8
Sales ('000 tonnes) (a)		8.6	11.8	11.3	12.1	10.7	43.8
Contained gold in concentrates:
Saleable production ('000 ounces)		18.4	18.6	17.2	18.0	16.9	72.2
Sales ('000 ounces) (a)		12.6	16.1	15.3	16.3	14.9	60.3

(a) Rio Tinto's 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 31 March 2013. The data represent production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
COPPER & GOLD (continued)
Palabora (a)	57.7%
Palabora Mine
South Africa
Ore Treated ('000 tonnes)		2,921	2,889	981	2,434	2,139	9,225
Average ore grade: copper (%) (b)		0.60	0.59	0.63	0.57	0.56	0.59
Copper concentrates produced ('000 tonnes)		51.8	54.4	20.3	43.7	35.5	170.2
Average concentrate grade: copper (%)		30.4	28.8	27.3	27.8	28.4	28.8
Copper in concentrates ('000 tonnes)		15.7	15.6	5.5	12.1	10.1	49.1
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		56.1	51.3	6.1	43.6	54.2	157.0
New copper anodes produced ('000 tonnes)		14.7	13.8	1.2	10.9	14.1	40.6
Refined new copper produced ('000 tonnes)		15.0	12.4	4.7	8.8	13.0	40.9
Gold in Anode Slimes ('000 tonnes)		3.2	2.8	1.1	3.8	2.8	10.9
By-products:
Magnetite concentrate ('000 tonnes)		957	1,420	1,475	1,428	1,146	5,280
Nickel contained in products (tonnes)		14	13	2	3	6	32
Vermiculite plant Vermiculite produced ('000 tonnes)		47	29	27	30	32	133

(a)  In December 2012, Rio Tinto announced that it had signed a binding agreement to sell its 57.7% effective interest in the Palabora Mining Company.

(b)  Includes some higher grade slag processed in 3Q 2012.

DIAMONDS Argyle Diamonds Western Australia	100.0%
AK1 ore processed ('000 tonnes)		1,798	1,663	1,728	1,822	1,533	7,011
AK1 diamonds produced ('000 carats)		2,329	1,677	2,454	2,010	1,990	8,471
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		530	538	525	466	503	2,058
Diamonds recovered ('000 carats)		1,606	1,791	1,933	1,901	1,946	7,230
Murowa Diamonds	77.8%
Zimbabwe Ore processed ('000 tonnes)		126	120	142	154	153	542
Diamonds recovered ('000 carats)		85	73	119	126	101	403

Rio Tinto percentage interest shown above is at 31 March 2013. The data represent production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley - Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman and Nammuldi	100.0%	28,638	31,138	33,832	33,022	30,775	126,630
Hamersley - Channar	60.0%	2,653	3,016	2,224	3,055	2,905	10,947
Hamersley - Eastern Range	(a)	2,155	2,427	2,297	2,424	2,508	9,303
Hope Downs	50.0%	8,097	7,281	8,048	7,367	7,737	30,793
Robe River - Pannawonica (Mesas J and A)	53.0%	7,910	6,635	8,513	9,246	7,383	32,304
Robe River - West Angelas	53.0%	6,313	7,871	8,037	7,183	6,479	29,404
Total production ('000 tonnes)		55,766	58,367	62,949	62,297	57,787	239,380
Breakdown:
Pilbara Blend Lump		14,564	16,050	15,890	15,748	15,099	62,251
Pilbara Blend Fines		20,664	22,615	24,023	22,831	23,154	90,133
Robe Valley Lump		2,715	2,151	2,622	3,057	2,363	10,545
Robe Valley Fines		5,196	4,484	5,890	6,189	5,021	21,758
Yandicoogina Fines (HIY)		12,628	13,069	14,524	14,473	12,150	54,693
Total sales ('000 tonnes) (b)		51,346	57,418	61,020	62,923	54,722	232,707
Breakdown:
Pilbara Blend Lump		11,939	13,376	14,014	13,740	12,472	53,069
Pilbara Blend Fines		20,730	22,949	24,856	25,157	22,753	93,692
Robe Valley Lump		1,939	2,220	2,290	2,651	2,019	9,099
Robe Valley Fines		4,812	5,222	6,260	6,707	4,645	23,000
Yandicoogina Fines (HIY)		11,927	13,651	13,601	14,668	12,833	53,847

(a)  Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(b)  Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada Newfoundland & Labrador and Quebec in Canada Saleable iron ore production:	58.7%
Concentrates ('000 tonnes)		521	862	1,570	1,438	1,357	4,391
Pellets ('000 tonnes)		2,326	2,422	2,466	2,475	2,064	9,688
Sales:
Concentrates ('000 tonnes)		501	698	1,723	1,316	939	4,237
Pellets ('000 tonnes)		1,853	2,740	2,774	2,517	1,648	9,884
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		58,613	61,651	66,985	66,210	61,209	253,459
Iron Ore Sales ('000 tonnes)		53,700	60,855	65,517	66,756	57,310	246,828

Rio Tinto percentage interest shown above is at 31 March 2013. The data represent production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	Year
	interest	2012	2012	2012	2012	2013	2012
SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,136	2,720	2,686	2,454	2,319	9,996
TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a)
(Rio Tinto share) (b)
Titanium dioxide feedstock ('000 tonnes)		374	370	401	450	427	1,594

(a) On 7 September 2012, Rio Tinto increased its stake in Richards Bay Minerals from 37% to 74% through the acquisition of BHP Billiton's interest in RBM.

(b) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia U3O8 Production ('000 lbs)		1,327	1,392	2,895	2,690	1,974	8,304
Rössing Uranium Ltd	68.6%
Namibia U3O8 Production ('000 lbs)		1,572	1,251	1,650	1,477	1,434	5,950

Rio Tinto percentage interest shown above is at 31 March 2013. The data represent production and sales on a 100% basis unless otherwise stated.